EXHIBIT 99.1

Seabridge Gold Inc.

News Release

Trading Symbols:	TSX: SEA	For Immediate Release
	NYSE: SA	August 11, 2017

Seabridge Gold Files Second Quarter Report to Shareholders and its
Financial Statements and MD&A

Toronto, Canada… Seabridge Gold (TSX:SEA) (NYSE:SA) reported today that it has filed its Report to Shareholders, Financial Statements and Management’s Discussion and Analysis for the three and six months ended June 30, 2017 on SEDAR (www.sedar.com). To view the Report on the Company’s website, please see: www.seabridgegold.net/sharefinrep.php.

Recent Highlights

•	Seabridge Acquires 100% Interest in Large Nevada Land Package
•	Canadian Government Issues Key Authorization for KSM’s Tailings Management Facility
•	Drill Program Underway to Expand Iron Cap Deposit and Test for Potential New 5th Deposit at KSM
•	2017 Exploration Program at Iskut Focusing on High Grade Epithermal Potential
•	Balance Sheet Significantly Strengthened with Two Equity Financings Totaling $37.7 Million in Gross Proceeds

During the three month period ended June 30, 2017 Seabridge posted a net loss of $1.7 million ($0.03 per share) compared to a loss of $1.9 million ($0.04 per share) for the same period last year. During the 2nd quarter, Seabridge invested $19.8 million in mineral interests, including the fair value attributed to mineral interests in the acquisition of Snowstorm. Project spending alone was $5.9 million in the current quarter compared to $9.5 million during the same period last year. At June 30, 2017, net working capital was $33.5 million compared to $7.3 million at December 31, 2016.

Seabridge Gold holds a 100% interest in several North American gold resource projects. The Company's principal assets are the KSM and Iskut properties located near Stewart, British Columbia, Canada and the Courageous Lake gold project located in Canada's Northwest Territories. For a breakdown of Seabridge's mineral reserves and resources by project and category please visit the Company's website at www.seabridgegold.net/resources.php.

Neither the Toronto Stock Exchange, New York Stock Exchange, nor their Regulation Services Providers accepts responsibility for the adequacy or accuracy of this release.

All resource estimates reported by the Corporation were calculated in accordance with the Canadian National Instrument 43-101 and the Canadian Institute of Mining and Metallurgy Classification system. These standards differ significantly from the requirements of the U.S. Securities and Exchange Commission. Mineral resources which are not mineral reserves do not have demonstrated economic viability.

ON BEHALF OF THE BOARD

"Rudi Fronk"

Chairman & C.E.O.

_______________________________________________________

106 Front Street East, Suite 400, Toronto, Ontario M5A 1E1, Canada

Telephone: (416) 367-9292 Facsimile: (416) 367-2711 www.seabridgegold.net

For further information please contact:

Rudi P. Fronk, Chairman and C.E.O.

Tel: (416) 367-9292 • Fax: (416) 367-2711

Email: info@seabridgegold.net